                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                       URBAN IMPROVEMENT FUND LIMITED 1974
                        A CALIFORNIA LIMITED PARTNERSHIP

                             AT $210.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE

============================================================================================================

                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                                $478,800                                                $95.76
------------------------------------------------------------------------------------------------------------

*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 2,280
         UNITS AT A PURCHASE PRICE OF $210.00 PER UNIT IN THE PARTNERSHIP.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE
         FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY
         REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

------------------------------------------------------------------------------------------------------------

         AMOUNT PREVIOUSLY PAID:    $68.40                                 FILING        Equity Resource
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        Lexington Fund
                                                                                         Limited Partnership

                                                                           DATE FILED:   MAY 25, 2001

------------------------------------------------------------------------------------------------------------


============================================================================================================

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 25, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,280 units (the "Units") of limited partnership interests in Urban Improvement Fund Limited 1974, a California limited partnership (the "Partnership"), at $150.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 25, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEM 4--TERMS OF THE TRANSACTION

         Item 4 is hereby amended by the following:

                  The purchase price for the Units has been increased to $210 per Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 25, 2001, unless a limited partner was not entitled to receive that distribution. In addition, the expiration date of the offer has been extended until 12:00 midnight, Eastern Time, on June 28, 2001.

         ITEM 7--SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 7 is hereby amended by the following:

                  The total amount of funds necessary to purchase 2,280 Units, if tendered pursuant to the Offer has been increased to $478,800.

         ITEM 11--ADDITIONAL INFORMATION

         Item 11 is hereby amended to add the following:

                  The information set forth in the letter to limited partners of the Partnership attached hereto as Exhibit (a)(5) and the press release attached hereto as Exhibit (a)(6) is incorporated by reference herein.

         ITEM 12--EXHIBITS

                  Item 12 is hereby amended by adding the following exhibits, each of which is attached:

                  (a)(5) Letter, dated June 14, 2001, from the Purchaser to the limited partners of the Partnership


                  (a)(6)   Press Release dated June 14, 2001

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2001        Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  /s/    Eggert Dagbjartsson
                                  ---------------------------------------
                                         Eggert Dagbjartsson
                                         General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By:  /s/    Eggert Dagbjartsson
                                  ---------------------------------------
                                         Eggert Dagbjartsson
                                         Executive Vice President

                             Eggert Dagbjartsson

                             By:  /s/    Eggert Dagbjartsson
                                  ---------------------------------------
                                         Eggert Dagbjartsson
                                         Eggert Dagbjartsson

                                  EXHIBIT INDEX

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EXHIBIT NO.                                                     DESCRIPTION

-----------------------------------------------------------------------------------------------------------
(a)(1) -                         Offer to Purchase, dated May 25, 2001*
-----------------------------------------------------------------------------------------------------------
(a)(2) -                         Transmittal letter, dated May 25, 2001*
-----------------------------------------------------------------------------------------------------------
(a)(3) -                         Agreement of Sale*
-----------------------------------------------------------------------------------------------------------
(a)(4)                           Summary Advertisement*
-----------------------------------------------------------------------------------------------------------
(a)(5)--                         Letter, dated June 14, 2001, from the Purchaser to the limited partners of the Partnership
-----------------------------------------------------------------------------------------------------------
(a)(6)--                         Press release, dated June 14, 2001
-----------------------------------------------------------------------------------------------------------
(b) -                            Not applicable.
-----------------------------------------------------------------------------------------------------------
(c) -                            Not applicable.
-----------------------------------------------------------------------------------------------------------
(d)(1)-                          Not applicable.
-----------------------------------------------------------------------------------------------------------
(e) -                            Not applicable.
-----------------------------------------------------------------------------------------------------------
(f) -                            Not applicable.
-----------------------------------------------------------------------------------------------------------
(g)                              Not applicable
-----------------------------------------------------------------------------------------------------------
(h)                              Not applicable.
-----------------------------------------------------------------------------------------------------------

* Previously filed